# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Made in USA Inc., CIK 0001977837
CUSIP: 01642X208
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1712 PIONEER AVENUE,, SUITE 500, CHEYENNE, Wyoming (WY), 82001
Date of event which requires filing of this statement: 08/26/2025
Filed by CIK 0002010546
Persons authorized to receive notices and communications: Brue Dichl, 355 Harbour Drive, Humacao, Puerto Rico (PR), 00791, 561-331-2000

## Reporting persons
- Tax Credits International Inc (CIK 0002010546): type of reporting person: corporation (CO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC), other (OO); sole voting power 9,370,600; shared voting power 0; sole dispositive power 9,370,600; shared dispositive power 0; aggregate amount beneficially owned 9,370,600 (46.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Made in USA Inc.
Address of issuer's principal executive offices: 1712 PIONEER AVENUE,, SUITE 500, CHEYENNE, Wyoming (WY), 82001
Comment:
This statement on Schedule 13D relates to the Common Stock of Made in USA Inc., a Nevada corporation (the "Issuer"), traded on the OTC market under the symbol USDW. The address of the Issuer's principal executive offices is 1712 Pioneer Ave Suite 500 Cheyenne WY 82001.

## Item 2. Identity and Background
Name of person filing: Tax Credits International, Inc. (the "Reporting Person" or "TCI").
Residence or business address: 355 Harbour Drive, Humacao, PR 00791.
Present principal occupation or employment: 355 Harbour Drive, Humacao, PR 00791.
Criminal convictions in the last five years:
Legal Proceedings. During the past five years, the Reporting Person has not been convicted in a criminal proceeding and has not been a party to any civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws.
Civil proceedings (securities laws) in the last five years:
Legal Proceedings. During the past five years, the Reporting Person has not been convicted in a criminal proceeding and has not been a party to any civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws.
Citizenship: Commonwealth of Puerto Rico, United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired beneficial ownership of 9,370,600 shares of Common Stock as follows:

(i) 1,370,600 shares were acquired on August 26, 2025, at $1.67 per share for aggregate consideration of $2,285,475.50 from the working capital of the Reporting Person.

(ii) 8,000,000 shares issued on October 7, 2025, as founder/sponsor shares for nominal consideration of $200 in the aggregate.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities for investment purposes as a founder and significant shareholder of the Issuer. The Reporting Person may, from time to time, acquire additional securities of the Issuer or dispose of some or all the securities it holds, depending on market conditions, the Issuer's performance, and other factors. The Reporting Person anticipates that the Issuer may pursue acquisitions, mergers, or financing transactions in furtherance of its business plan. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D. The Reporting Person reserves the right to change its plans and intentions at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person beneficially owns 9,370,600 shares of Common Stock, representing approximately 46.9% of the class.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has sole voting power and sole dispositive power over all 9,370,600 shares.
Transactions in the class effected during the past sixty days:
No transactions in the Issuer's securities have been affected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the
Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Tax Credits International Inc: /s/ Bruce Dichl, Bruce Dichl, President and Chief Executive Officer (06/24/2026)